**United States**

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 8-K

**Current Report**
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported):
# October 30, 2003

| Commission File No. | Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No. | IRS Employer Identification No. |
|---|---|---|
| 000-49965 | **MGE Energy, Inc.**<br>*(a Wisconsin Corporation)*<br>133 South Blair Street<br>Madison, Wisconsin 53703<br>(608) 252-7000 | 39-2040501 |
| 000-1125 | **Madison Gas and Electric Company**<br>*(a Wisconsin Corporation)*<br>133 South Blair Street<br>Madison, Wisconsin 53703<br>(608) 252-7000 | 39-0444025 |

**www.mgeenergy.com/sec**
*(Web site)*

**Not applicable**
*(Former name or former address, if changed since last report)*

**Item 7. Financial Statements, Pro Forma Financial Information, and Exhibits.**

(a) Not applicable.

(b) Not applicable.

(c) The following exhibit is included with this report:

Exhibit No. 99.1 - Press release of MGE Energy, Inc. issued on October 30, 2003.

**Item 12. Results of Operations and Financial Condition.**

On October 30, 2003, MGE Energy, Inc. (the Company) issued a press release announcing its third quarter 2003 earnings. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being filed separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been filed by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

# Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

**MGE Energy, Inc.**
**Madison Gas and Electric Company**

Date: October 30, 2003          /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President and Treasurer
MGE Energy, Inc. and Madison Gas and Electric Company

**MGE Energy, Inc.**
**Madison Gas and Electric Company**


# Exhibit Index to Form 8-K
**Dated October 30, 2003**


Exhibit No.

99.1    Press release of MGE Energy, Inc. issued on October 30, 2003.

**NEWS**
Contact: Steve Kraus, (608) 252-7907

**MGE Energy Reports Third Quarter Results**

Madison, Wisconsin, October 30, 2003—MGE Energy, Inc. (Nasdaq: MGEE) today reports third quarter net income of $10.1 million or 56 cents per share, compared to $10.5 million or 60 cents per share last year. MGE Energy's net income for the nine months ended September 30, 2003, was $25.3 million or $1.42 per share, compared to $25.9 million or $1.50 per share for the same period last year. MGE Energy's operations are based primarily on its utility subsidiary, Madison Gas and Electric Company (MGE).

Electric revenues increased $4.9 million during the third quarter of 2003 compared to 2002. MGE's electric margin (revenues less fuel costs) increased $3.8 million primarily due to lower fuel costs in the third quarter 2003. MGE is allowed to retain fuel cost savings within a specified range; however, the savings have exceeded that range. Thus, MGE began issuing a credit to its customers in the third quarter, which will continue until its next rate order is issued.

Gas revenues increased $3.6 million primarily due to higher natural gas prices, which were up an average of 54% in the third quarter 2003 compared to last year's third quarter. MGE's gas costs increased $3.1 million, and the gas margin (revenues less purchased gas costs) increased $0.6 million.

Operations expenses increased $4.8 million during the third quarter 2003. The increase is attributable to approximately $2.1 million of additional transmission wheeling charges which include the amortization of start-up and operating costs associated with American Transmission Company; approximately $1.6 million of additional employee pensions and benefit costs; and approximately $1.1 million of additional operating costs, including regulatory commission expense, property insurance, customer accounts expense, and outside services. Maintenance costs increased $0.5 million for work required on MGE's electric distribution system. Depreciation expenses were down $1.4 million for the quarter compared to 2002, which included $2 million of decommissioning expense for the Kewaunee Nuclear Power Plant.

Other income for the third quarter 2003 decreased $1.3 million primarily due to charitable contributions made during the third quarter 2003 and the impact of a regulatory letter received in the third quarter 2002, which resulted in recording a regulatory asset to defer amounts previously expensed associated with Statement of Financial Accounting Standard No. 133.

MGE Energy is a public utility holding company. Its principal subsidiary, MGE, generates and distributes electricity to nearly 130,000 customers in Dane County, Wisconsin (250 square miles) and purchases and distributes natural gas to more than 126,000 customers in seven south-central and western Wisconsin counties (1,375 square miles). MGE has served the Madison area since 1896.

## MGE Energy Inc.
*(In thousands, except per-share amounts)*
(Unaudited)

| | 2003 | 2002 |
|---|---|---|
| **Three Months Ended September 30** | | |
| Operating revenue | $87,931 | $79,430 |
| Operating income | $19,693 | $19,468 |
| Net income | $10,108 | $10,490 |
| Earnings per share (basic and diluted) | $0.56 | $0.60 |
| Average shares outstanding (basic and diluted) | 17,957 | 17,373 |
| | | |
| **Nine Months Ended September 30** | | |
| Operating revenue | $299,073 | $251,706 |
| Operating income | $48,777 | $48,927 |
| Net income | $25,316 | $25,931 |
| Earnings per share (basic and diluted) | $1.42 | $1.50 |
| Average shares outstanding (basic and diluted) | 17,794 | 17,247 |
| | | |
| **Twelve Months Ended September 30** | | |
| Operating revenue | $394,463 | $327,194 |
| Operating income | $57,980 | $59,868 |
| Net income | $28,578 | $32,276 |
| Earnings per share (basic and diluted) | $1.61 | $1.88 |
| Average shares outstanding (basic and diluted) | 17,720 | 17,182 |

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